November 8, 2018

Mark Pearson
President and Chief Executive Officer
AXA Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, New York 10104

       Re: AXA Equitable Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 7, 2018
           CIK No. 0001333986

Dear Mr. Pearson:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:    Peter J. Loughran, Esq.